

August 17, 2011

<u>Via E-mail</u>
Mr. Hal Compton, Jr.
Chief Executive Officer
Hasco Medical, Inc.
1416 West I-65 Service Road S.
Mobile, AL 36693

      Re: Hasco Medical, Inc.
               Item 4.01 Form 8-K
               Filed August 8, 2011
               Item 4.01 Form 8-K/A
               Filed August 16, 2011
               File No. 000-52422

Dear Mr. Compton:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Tia Jenkins

                        Tia Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel and
                        Health Care Services